 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [X] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Phillips, Joel C. (Last) (First) (Middle) 11860 NW 160th Avenue (Street) Morriston, FL 32668 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Exactech, Inc. EXAC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Financial Officer and Treasurer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	03/29/2002		A	49 / A / $12.75		D	(2)
Common Stock	06/28/2002		A	68 / A / $13.01		D	(2)
Common Stock	09/30/2002		A	54 / A / $14.11		D	(2)
Common Stock	12/31/2002		A	54 / A / $14.11	2350	D	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option (right to buy)	$6.67					(1) / 6/28/2005	Common Stock / 3750		$3750	D
Incentive Stock Option (right to buy)	$6.67					(1) / 12/15/2005	Common Stock / 750		$750	D
Incentive Stock Option (right to buy)	$8.00					(1) / 5/30/2006	Common Stock / 15000		$15000	D
Incentive Stock Option (right to buy)	$7.75					(3) / 11/9/2008	Common Stock / 5000		$5000	D
Incentive Stock Option (right to buy)	$10.62					(1) / 4/22/2009	Common Stock / 5164		$5164	D
Incentive Stock Option (right to buy)	$12.81					(1) / 2/4/2010	Common Stock / 3500		$3500	D
Incentive Stock Option (right to buy)	$17.25					(1) / 4/20/2011	Common Stock / 3500		$3500	D
Incentive Stock Option (right to buy)	$15.15	07/18/2002		A	30000 A	(4) / 7/18/2012	Common Stock / 30000		$30000	D
Explanation of Responses:

(1) Such options are currently exercisable.
(2) Such shares were acquired under the Employee Stock Purchase Plan of the Issuer.
(3) Such options are currently exercisable as to 4,000 of the covered shares, as to 1,000 of the covered shares on the fifth anniversary of the date of grant.
(4) Such options are exercisable as to 6,000 of the covered shares on the first anniversary of the date of grant, as to 6,000 of the covered shares on the second anniversary of the date of grant, as to 6,000 of the covered shares on the third anniversary of the date of grant, as to 6,000 of the covered shares on the fourth anniversary of the date of grant, and as to 6,000 of the covered shares on the fifth anniversary of the date of grant.

By:	Date:
/s/ Joel C. Phillips	01/31/2003

** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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